UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

HARRIS INTERACTIVE INC.

(Name of Subject Company)

PRIME ACQUISITION CORP.

a wholly-owned subsidiary of

NIELSEN HOLDING & FINANCE B.V.

a wholly-owned subsidiary of

NIELSEN HOLDINGS N.V.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

James W. Cuminale

Chief Legal Officer

Nielsen Holdings N.V.

770 Broadway

New York, New York 10003

(646) 654-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copy to:

Marni Learner

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Important Information about the Tender Offer

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Harris Interactive or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (“SEC”) by Nielsen Holdings N.V., Nielsen Holdings & Finance B.V. and Prime Acquisition Corp., an entity formed for the purpose of making the Offer and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Harris Interactive. The offer to purchase shares of Harris Interactive common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and related documents (when available) may be obtained for free by contacting the investor relations department of Harris Interactive at MBurns@HarrisInteractive.com. The Offer to Purchase and related documents (when available) may be obtained for free by contacting the investor relations department of Nielsen at kate.vanek@nielsen.com or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement.

The following is an email from John Lewis, President of Nielsen Holdings N.V.’s Americas business, to employees of Harris Interactive Inc., sent on November 25, 2013:

Message from John Lewis

Today, your company announced that Nielsen intends to acquire Harris Interactive, and as the President of our Americas business, I want to be the first to let you know how pleased I am at the prospect of joining forces with you. Our companies are highly complementary. While we offer different services, we share a common commitment to innovation and expertise in answering client questions about consumer behavior. Our joint efforts will enable deeper insights into what consumers are thinking, watching and buying around the world.

We believe this combination will provide substantial benefits for our clients. Harris Interactive’s strong client relationships further solidify Nielsen’s leading position as the premier provider of insights and information within the consumer goods and media industries. In addition, Harris Interactive brings additional relationships and offerings in adjacent industries, where intimate knowledge of the consumer is crucial. Harris Interactive and Nielsen share a strong talent base of outstanding research, analytic, client service personnel, and this transaction opens up new development and leadership opportunities for both our workforces.

This transaction has been approved by the board of directors of both of our companies, and is subject to certain closing conditions. While the outcome of the transaction is pending, we will continue to operate as two independent companies. Once the deal closes, we will resume communicating directly with all of you regarding integration plans.

We hope to build on our shared commitment to innovation and expertise in delivering the best information, insights and analytics to clients about consumer behavior. I encourage you to stay focused on your business, allay any client concerns about the news, and continue to deliver great work for your clients.

John J. Lewis

President, Americas